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                                                                    Exhibit 14.1


Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Federal Republic of Germany


                                                                  March 24, 2005


Re: Deutsche Bank Aktiengesellschaft
    --------------------------------


Ladies and Gentlemen,

In our capacities as General Counsel to the Board of Managing Directors and Deputy General Counsel to the Board of Managing Directors of Deutsche Bank Aktiengesellschaft (the "Company") we provide the opinion below in connection with the annual report of the Company to be filed with the Securities and Exchange Commission (the "Commission") on Form 20-F and in response to the Commission's Instructions to Item 7.B of Form 20-F.

We are familiar with the Company's annual report on Form 20-F to be filed with the Commission under the Securities Exchange Act of 1934, as amended. As members of the Frankfurt am Main bar we are qualified to practice law in Germany and we do not purport to be experts on, or express any opinion herein concerning, any law other than the laws of Germany.

1. Item 7.B of Form 20-F requires, among other things, that the Company provides in its annual report on Form 20-F information on certain transactions between the Company and certain parties defined in Item 7.B as "related parties". Instruction 3 to Item 7.B provides that the recipient of a foreign bank loan does not need to be identified if such disclosure would conflict with privacy laws such as customer confidentiality and data protection laws of the Company's home jurisdiction.

2. The Company is a stock corporation (Aktiengesellschaft) organized and existing under the laws of Germany. It is licensed as a credit institution (Kreditinstitut) under the German Banking Act (Kreditwesengesetz - KWG). Therefore, Germany is the home jurisdiction of the Company.

3. Under the laws of Germany, a bank - such as the Company - has the duty to maintain confidentiality about any customer-related facts and evaluations known to it. Such duty relates to the business relationship of the bank with its customer in its entirety, including any contract, transaction, negotiation, instruction, declaration or other act or thing made, given or performed thereunder, and survives the termination of such business relationship. Whilst such duty, which is commonly referred to as "banking confidentiality", is not a codified obligation, it is a secondary duty of the bank under the
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     banking contract with its customer. Also a number of laws presuppose the duty of German banks to maintain the banking confidentiality such as
     Section 9 (1) KWG, Section 12 of the German Money Laundering Act (Geldwaeschegesetz - GWG), Sections 383 (1) no. 6 and 384 no. 3 of the German Code of Civil Procedure (Zivilprozessordnung - ZPO) or Section 30a of the German Fiscal Code (Abgabenordnung - AO). Moreover, Article 2 (1) of the German Constitution (Grundgesetz - GG) protects the right of personality (Persoenlichkeitsrecht) which includes the protection of privacy and the right to agree, expressly or impliedly, on confidentiality or secrecy duties. Thus, the so-created privacy of a bank customer is ultimately protected by constitutional law.

4. Limitations on the banking confidentiality must be based either on a waiver of the relevant bank customer or on an act of German legislation. Examples for such statutory limitations of the banking confidentiality are the audit of the Company's financial statements (Sections 316 and 317 of the German Commercial Code (Handelsgesetzbuch - HGB), Section 27 KWG), the reporting to the competent bank regulatory authorities (e.g., Sections 13a, 13b, 14 and 44 KWG), the competent tax authorities (e.g., Section 93 AO, Section 45d of the German Income Tax Act (Einkommensteuergesetz (EStG)) or criminal investigations (Sections 94 (2), 98 and 161a of the German Code of Criminal Procedure (Strafprozessordnung - StPO)). In each case, the recipient of the information is required to keep the information confidential (e.g., Sections 43 and 50 of the Code of Professional Conduct of Auditors (Wirtschaftsprueferordnung - WPO), Section 9 KWG, Section 32 of the Act on the Deutsche Bundesbank (Bundesbank-Gesetz - BBankG) and Section 30 AO). Identification of a bank customer in a public document would not be permitted or supported by any of the statutory limitations of the banking confidentiality. We also note that that the customers referred to by letters in Item 7.B of the Company's annual report on Form 20-F have not waived application of the aforementioned privacy laws.

5. The German Federal Data Protection Act (Bundesdatenschutzgesetz - BDSG) imposes specific duties on the collection, processing and use of data which directly relate to private individuals or their circumstances or (if collected from a corporation) which allow interference on private individuals or their circumstances. The fact that someone is a customer of a bank or that someone has a loan outstanding is information that is protected under the BDSG. Pursuant to Section 28 (1) BDSG the Company may collect data about its customers only to the extent it is necessary for the purposes of a contract with such customer, to protect the justified interests of the Company or where such data is publicly available. Data so collected may be processed and used only for a previously specified purpose. If data is forwarded to a third party, such third party may process and use them only for the purpose for which such data has been forwarded to it (Section 28 (5) BDSG). Public disclosure of data that is protected under the BDSG is not permitted. A violation of these provisions is an administrative offense and subject to fines (Section 43 BDSG). In certain cases it is even a criminal offense punishable by pecuniary penalty or imprisonment (Section 44 BDSG).

6. Based on and subject to the foregoing, we are of the opinion that identification of the customers referred to by letters in Item 7.B of the Company's annual report on Form 20-F would conflict with privacy laws such as customer confidentiality and data protection laws of Germany.

This opinion is delivered to you for your sole use in connection with the annual report of the Company on Form 20-F and may not be used for any other purpose without our prior written consent. We consent to the filing of this opinion as an exhibit to the annual report on Form

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20-F with the Commission and to the reference to us in such annual report. In giving this consent, however, we do not admit that we are members of that class of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.


                             Yours sincerely,



   /s/  Krekeler                                 /s/  M. Otto

Dr. Hans-Dirk Krekeler                        Dr. Mathias Otto
General Counsel                               Deputy General Counsel
to the Board of Managing Directors            to the Board of Managing Directors